UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023
Commission File Number: 001-33129

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On April 23, 2023, SatixFy Communications Ltd. (the “Company”) and affiliates of a financial institution named Francisco Partners L.P. entered into that certain Waiver and Second Amendment to the Credit Agreement (the “Waiver and Second Amendment to the Credit Agreement”), which amended the Credit Agreement, dated as of February 1, 2022, as amended by that certain First Amendment dated as of September 13, 2022, among the parties thereto. The Waiver and Second Amendment to the Credit Agreement, among other things, (i) provided a waiver of certain defaults or potential defaults, (ii) permitted the Company to make its interest payments for 2023 on a pay-in-kind basis if its cash balance is less than $12.5 million, (iii) temporarily reduced the Company’s minimum cash requirement from $10 million to $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover its and its subsidiaries’ accounts payable that are past 60 days due, (iv) increased the interest rate of the loan to Secured Overnight Financing Rate (“SOFR”) + 9.50% (with a 3% SOFR floor) and (v) provided for certain additional reporting obligations by the Company.

The foregoing summary of the terms and provisions of the Waiver and Second Amendment to the Credit Agreement is qualified in its entirety by the Waiver and Second Amendment to the Credit Agreement, which is furnished as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd. By: /s/ Oren Harari Oren Harari Interim Chief Financial Officer

April 27, 2023

EXHIBIT INDEX

Exhibit Number	Description

99.1	Waiver and Second Amendment to the Credit Agreement among SatixFy Communications Ltd., Wilmington Savings Fund Society, FSB, as administrative agent, and the lenders thereunder.